

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Max Munn
Chief Executive Officer
Applied UV, Inc.
150 N. MacQuesten Parkway
Mount Vernon, NY 10550

      Re: Applied UV, Inc.
          Registration Statement on Form S-1
          Filed April 16, 2024
          File No. 333-278740

Dear Max Munn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at 202-551-8337 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Jeffrey P. Wofford, Esq.